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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PORTFOLIO RECOVERY ASSOCIATES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

73640Q 10 5

(CUSIP Number)

David N. Roberts, Managing Director
Angelo, Gordon & Co., L.P.
245 Park Avenue
New York, NY 10167
(212) 692-2025

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73640Q 10 5	Page 2 of 2 Pages

1.	Names of Reporting Persons
IRS Identification Nos. of above persons (entities only)
Angelo, Gordon & Co., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
Number of		- 0 -
Shares
Beneficially	8.	Shared Voting Power
Owned by		4,939,500
Each Reporting
Person With	9.	Sole Dispositive Power
		- 0 -

	10.	Shared Dispositive Power
		4,939,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,939,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
32.7%

14.	Type of Reporting Person (See Instructions)
BD, IA, PN

CUSIP No. 73640Q 10 5	Page 3 of 3 Pages

1.	Names of Reporting Persons
IRS Identification Nos. of above persons (entities only)
AG Partner, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
Number of		- 0 -
Shares
Beneficially	8.	Shared Voting Power
Owned by		4,939,500
Each Reporting
Person With	9.	Sole Dispositive Power
		- 0 -

	10.	Shared Dispositive Power
		4,939,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,939,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
32.7%

14.	Type of Reporting Person (See Instructions)
BD, IA, PN

CUSIP No. 73640Q 10 5	Page 4 of 4 Pages

1.	Names of Reporting Persons
IRS Identification Nos. of above persons (entities only)
John M. Angelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
Number of		- 0 -
Shares
Beneficially	8.	Shared Voting Power
Owned by		4,939,500
Each Reporting
Person With	9.	Sole Dispositive Power
		- 0 -

	10.	Shared Dispositive Power
		4,939,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,939,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
32.7%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 73640Q 10 5	Page 5 of 5 Pages

1.	Names of Reporting Persons
IRS Identification Nos. of above persons (entities only)
Michael L. Gordon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power
Number of		- 0 -
Shares
Beneficially	8.	Shared Voting Power
Owned by		4,942,000
Each Reporting
Person With	9.	Sole Dispositive Power
		- 0 -

	10.	Shared Dispositive Power
		4,942,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,942,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
32.7%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 73640Q 10 5	Page 6 of 6 Pages

1.	Names of Reporting Persons
IRS Identification Nos. of above persons (entities only)
PRA Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
Number of		- 0 -
Shares
Beneficially	8.	Shared Voting Power
Owned by		3,183,035
Each Reporting
Person With	9.	Sole Dispositive Power
		- 0 -

	10.	Shared Dispositive Power
		3,183,035

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,183,035

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
21.1%

14.	Type of Reporting Person (See Instructions)
OO

Page 7 of 7 Pages

     This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of November 6, 2002 (the “Schedule 13D”) filed by (i) Angelo, Gordon & Co., L.P. (“Angelo, Gordon”); (ii) AG Partners, L.P. (“AG Partners”), the general partner of Angelo, Gordon; (iii) John M. Angelo, a general partner of AG Partners and the Chief Executive Officer of Angelo, Gordon; (iv) Michael L. Gordon, a general partner of AG Partners and the Chief Operating Officer of Angelo, Gordon, and (v) PRA Investments, L.L.C. (“PRAI”), of which Angelo Gordon is the Managing Member and owner of 1.1% of the membership interests (the “Reporting Persons”) relating to shares of the common stock, par value $.01 per share (the “Shares”), of Portfolio Recovery Associates, Inc. (the “Issuer”). The above-referenced Statement on Schedule 13D and this Amendment No. 1 to the Statement on Schedule 13D are collectively referred to herein as the “Schedule 13D.” Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)       (i) Each of Angelo, Gordon, AG Partners and Mr. Angelo may be deemed to be the beneficial owner of 4,939,500 Shares (including 3,183,035 Shares held by PRA Investments, L.L.C. and 21,000 immediately exercisable warrants held by AG PRA 1999) (approximately 32.7% of the total number of Shares outstanding).

                 (ii) Mr. Gordon may be deemed to be the beneficial owner of 4,942,000 Shares (including 3,183,035 Shares held by PRA Investments, L.L.C. and 23,500 immediately exercisable warrants held by AG PRA 1999) (approximately 32.7% of the total number of Shares outstanding).

                 (iii) PRAI may be deemed to be the beneficial owner of 3,183,035 Shares (approximately 21.1% of the total number of Shares outstanding).

     (b)       (i) Angelo, Gordon and AG Partners may each be deemed to have sole power to direct the voting and disposition of 4,939,500 Shares (including 3,183,035 Shares held by PRA Investments, L.L.C. and 21,000 immediately exercisable warrants held by AG PRA 1999) (approximately 32.7% of the total number of Shares outstanding).

                 (ii) Mr. Angelo, as a general partner of AG Partners and a result of his position with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of 4,939,500 Shares (including 3,183,035 Shares held by PRA Investments, L.L.C. and 21,000 immediately exercisable warrants held by AG PRA 1999) (approximately 32.7% of the total number of Shares outstanding).

                 (iii) Mr. Gordon, as a general partner of AG Partners and a result of his position with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of 4,942,000 Shares (including 3,183,035 Shares held by PRA Investments, L.L.C. and 23,500 immediately exercisable warrants held by AG PRA 1999) (approximately 32.7% of the total number of Shares outstanding).

Page 8 of 8 Pages

             (iv) PRAI may be deemed to have shared power to direct the voting and disposition of 3,183,035 Shares (approximately 21.1% of the total number of Shares outstanding).

     (c)  Except as set forth in this Schedule 13D, there have been no transactions effected with respect to the Shares since March 29, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

     In connection with the Issuer’s recent public offering (the “Offering”), the Issuer and William Blair & Company, L.L.C., as Representative of the Several Underwriters (the “Underwriters”), entered into an Underwriting Agreement (the “Underwriting Agreement”), pursuant to which (A) Angelo Gordon (i) sold 878,582 Shares to the Underwriter to be sold in the Offering, and (ii) granted the Underwriters of the Offering an option, exercisable within 30 days after the date thereof, to purchase up to an aggregate of 131,787 Shares at $25.50, less the underwriting discount, solely for the purpose of covering over-allotments; and (B) PRAI (i) sold 1,611,418 Shares to the Underwriter to be sold in the Offering, and (ii) granted the Underwriters of the Offering an option, exercisable within 30 days after the date thereof, to purchase up to an aggregate of 241,713 Shares at $25.50, less the underwriting discount, solely for the purpose of covering over-allotments. Each of the options was exercised, and the transactions contemplated by the Underwriting Agreement were consummated on May 28, 2003.

     The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms of the Underwriting Agreement, which is incorporated herein by reference.

     (d)  (i) The partners of AG Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of Angelo, Gordon in accordance with their respective partnership interests in AG Partners.

             (ii) The partners of PRAI have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for the account of PRAI in accordance with their respective membership interests in PRAI.

     (e)  Not applicable.

Page 9 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit		Page No.

A	Joint Filing Agreement dated as of November 15, 2002, by and among Angelo, Gordon & Co., L.P., AG Partners, L.P., John M. Angelo, Michael L. Gordon and PRA Investments, L.L.C., incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on November 18, 2002.

B	Equity Exchange Agreement dated as of September 5, 2002 by and between Portfolio Recovery Associates, L.L.C. and the Issuer, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-1/A filed on October 30, 2002 (Commission File Number 333-99225).

C	Form of Underwriting Agreement between the Issuer and William Blair & Company, L.L.C. as Representative of the Several Underwriters, incorporated by reference to Exhibit 1.1 to the Issuer’s registration statement on Form S-1 filed on May 6, 2003 (Commission File Number 333-105035).

Page 10 of 10 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 28, 2003

ANGELO, GORDON & CO., L.P.

By:	/s/ Michael L. Gordon Michael L. Gordon Chief Operating Officer

AG PARTNERS, L.P.

By:	/s/ Michael L. Gordon Michael L. Gordon, General Partner

/s/ John M. Angelo John M. Angelo

/s/ Michael L. Gordon Michael L. Gordon

PRA INVESTMENTS, L.L.C. By: Angelo, Gordon & Co., L.P., its Managing Member

By:	/s/ Michael L. Gordon Michael L. Gordon Chief Operating Officer